Exhibit 1
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FOR IMMEDIATE RELEASE                                                2 June 2009


                                 WPP PLC ("WPP")

                          IBOPE and WPP to swap assets


WPP announces that it has signed a definitive agreement to realign its media research business by swapping certain assets with IBOPE.

IBOPE has purchased 100% of Mediafax Inc., Puerto Rico's leading provider of media and marketing research services. In return, WPP will increase its current minority shareholding by 2.05% in IBOPE Pesquisa de Midia, IBOPE Latinoamericana and IMI.Com, which are part of the IBOPE Group, a Latin American multinational firm, based in Brazil, specializing in media, market and opinion research. WPP already holds a 42.15% stake in IBOPE.

The businesses form part of Kantar, WPP's information, insight and consultancy division.

This agreement continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP               T +44(0)20 7408 2204
www.wpp.com
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